EXHIBIT 99.1

Disclosure of Large Shareholdings

HAMILTON, Bermuda, July 28, 2014 (GLOBE NEWSWIRE) -- Tor Olav Trøim has been employed by the Seatankers Group on a full-time basis since 1995. Mr. Trøim has, during this period, been an instrumental force in assisting the Seatankers Group in the transformation of Greenwich Holdings Ltd. (the parent in the Seatankers Group) from a shipping company focused on the tanker industry to a major investment company with significant direct and indirect holdings in more than 15 public and private companies covering a variety of industries.

Mr. Trøim and the Seatankers Group have, over the last year, discussed how to organise their co-operation going forward. The background for this is that Mr. Trøim wishes to focus his resources on fewer investments, primarily by spending more of his time developing Golar LNG Ltd. into a leading integrated LNG provider in the rapidly changing and fast growing LNG industry and continuing to develop Seadrill Limited as the world's pre-eminent offshore drilling company. It has been agreed, between Mr. Trøim and the Seatankers Group, that Mr. Trøim will leave his full time position with the Seatankers Group effective as of 31 July 2014 and thereafter provide independent investment and advisory services to the Seatankers Group. The purpose of this agreement is to continue to make Mr. Trøim's resources available to Seatankers in order to assist with the continued development and growth of Seadrill and Golar, including their listed subsidiaries and affiliated companies.

Mr. Trøim will continue as Vice Chairman in Golar LNG Ltd. and Seadrill Ltd. He will also continue as Chairman of the board in Golar LNG Partners LP and Seadrill Partners LLC. In addition Mr. Trøim will remain an ordinary Board member in SapuraKencana Petroleum Berhad and Archer Limited. He is furthermore expected to join the board of directors of North Atlantic Drilling Ltd.

Tor Olav Trøim and John Fredriksen say in a joint comment: "We have enjoyed 19 years of co-operation and are both pleased with the achievements we have made during this period. We look forward to continuing our successful partnership, albeit in a different format in the future."

Mr. Trøim wants to give a separate thank you to John Fredriksen for the opportunity he was given when he was hired by the Seatankers Group in 1995 and also for the dynamic working relationship and freedom he has enjoyed in his position. "It has been a pleasure to work with great colleagues and some of the best management teams in the world to develop industry leading companies within the Shipping, Offshore and Salmon industry." Mr. Trøim says.

Mr. Trøim has, in connection with the change of role, today acquired 3,000,000 shares in Golar LNG and 2,000,000 shares in Seadrill from World Shipholding and Hemen Holding.  World Shipholding ownership in Golar following this transaction is 33,755,080 shares. Mr. Trøim's direct and indirect holding in Golar is 3,358,188 shares. In addition Mr. Trøim has an exposure of 386,001 shares under options and forward contracts.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
July 28, 2014

CONTACT: Brian Tienzo
         Chief Financial Officer
         brian.tienzo@golar.com